As filed with the Securities and Exchange Commission on August 14, 2013

Registration No. 333-184126

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Industrial Property Trust Inc.

(Exact name of registrant as specified in governing instruments)

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

Telephone (303) 339-3650

(Address of principal executive offices)

Dwight L. Merriman III

Chief Executive Officer

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

Telephone (303) 339-3650

(Name, address and telephone number of agent for service)

copies to:

Judith D. Fryer, Esq.

Alice L. Connaughton, Esq.

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ Registration No. 333-184126

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (Registration No. 333-184126) is filed solely to update exhibits previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement by the filing of this Post-Effective Amendment, other than Item 36(b) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b)	Exhibits. The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Exhibit

1.1	Dealer Manager Agreement, dated as of August 13, 2013, between Industrial Property Trust Inc., Industrial Property Advisors LLC and Dividend Capital Securities LLC

1.2	Form of Selected Dealer Agreement

3.3	Articles Supplementary

4.1	Form of Subscription Agreement (included in the Prospectus as Appendix B)

4.2	Form of Distribution Reinvestment Plan (included in the Prospectus as Appendix C)

4.3	Share Redemption Program, dated August 8, 2013

5.1	Opinion of Venable LLP, dated August 13, 2013

10.1	Limited Partnership Agreement of Industrial Property Operating Partnership LP, dated as of August 13, 2013

10.2	Amended and Restated Escrow Agreement, dated as of August 13, 2013, by and among Dividend Capital Securities LLC, Industrial Property Trust Inc. and UMB Bank, N.A.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Venable LLP (contained in its opinion filed as Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, state of Colorado on August 14, 2013.

INDUSTRIAL PROPERTY TRUST INC.

By:	/s/ DWIGHT L. MERRIMAN III
Dwight L. Merriman III Chief Executive Officer and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

By: /s/ DWIGHT L. MERRIMAN III Dwight L. Merriman III	Chief Executive Officer and Director (Principal Executive Officer)	August 14, 2013

By: * Evan H. Zucker	Chairman of the Board of Directors and Director	August 14, 2013

By: /s/ THOMAS G. MCGONAGLE Thomas G. McGonagle	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	August 14, 2013

By: * Marshall M. Burton	Director	August 14, 2013

By: * Charles B. Duke	Director	August 14, 2013

By: * Stanley A. Moore	Director	August 14, 2013

*By:	/S/ THOMAS G. MCGONAGLE
Thomas G. McGonagle, as attorney-in-fact